SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Schedule 13D/A

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
         13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE13d-2(a)
                               (AMENDMENT No. 2*)

                    Under the Securities Exchange Act of 1934

                     FIRST CHESAPEAKE FINANCIAL CORPORATION
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   319452 10 8
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                                 (CUSIP Number)

                                 Mark Mendelson
                               c/o Americus Centre
                               541 Hamilton Street
                          Allentown, Pennsylvania 18101
                                 (610) 433-5030
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d [1(c), 13d-1(f) or 13d-1(g)], check the following box / /

         Note: Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                   Page 1 of 4


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CUSIP No. 319452 10 8                 13D                      Page 2 of 4 pages


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1   NAME OF REPORTING PERSON

         Mark Mendelson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)           / /
                                                 (b)          / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                          / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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7      SOLE VOTING POWER NUMBER OF SHARES    -0- SHARES BENEFICIALLY

8      SHARED VOTING POWER                   -0- SHARES OWNED BY EACH  REPORTING

9      SOLE DISPOSITIVE POWER                2,100,000 SHARES

10     SHARED DISPOSITIVE POWER              -0- SHARES
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,100,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              12.20%
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14  TYPE OF REPORTING PERSON                          IN
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Item 1.  Security and Issuer.

         This statement relates to shares of common stock, no par value, ("Common Stock") of First Chesapeake Financial Corporation ("Issuer"). The principal executive offices of the Issuer are 541 Hamilton Street, Allentown, PA 18101.

Item 2.  Identity and Background.

         (a) Mark Mendelson is the person filing this report and is hereinafter referred to as the "Reporting Person."

         The Reporting Person has a business address at The Americus Centre, 541 Hamilton Street, Allentown, PA 18101.


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CUSIP No. 319452 10 8                 13D                      Page 3 of 4 pages


         (c) The Reporting Person is the Chairman and Chief Executive Officer of Hampton Financial Services, Inc. ("Hampton Financial"), a diversified financial services firm that provides financial consulting services, engages in real estate finance and development, and purchases and sells loans for its own account and for the accounts of others. He is also Chairman and Chief Executive Officer of Hampton Real Estate Group, Inc. ("Hampton Real Estate"), a diversified professional real estate brokerage, development and management firm. The principal executive office of Hampton Financial is: The Americus Centre, 541Hamilton Street, Allentown, Pennsylvania 18101. The principal executive office of Hampton Real Estate Group is: The Americus Centre, 541Hamilton Street, Allentown, Pennsylvania 18101. In addition, Mr. Mendelson is the Chief Executive Officer of Ideal Metal Stamping, Inc., a manufacturer of metal stamping products, located at 10-12 East Oregon Avenue, Philadelphia, PA.

         (d) During the last five years, Mr. Mendelson was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Mendelson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Mendelson is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 9, 2003, the Issuer repriced the exercise price of 1,400,000 options exercisable for shares of Common Stock held by the Reporting Person from $0.25-$5.00 per share to $0.10 per share. The Reporting Person exercised 300,000 of such repriced options on July 9, 2003. The Reporting Person paid the exercise price for such options of $30,000 from his personal funds.

Item 4.  Purpose of the Transaction.

         On July 30, 2003, the Reporting Person sold 2,851,877 shares of Common Stock (the "Sold Shares") to All American Companies, Inc. ("All American") in a private transaction pursuant to the terms of a Stock Purchase Agreement, dated as of July 30, 2003, among the Reporting Person, All American and Mark Glatz (the "Stock Purchase Agreement"). The Reporting Person sold such shares for $0.1335 per share for an aggregate sale price of $380,000. In connection with the Stock Purchase Agreement, the Reporting Person also executed and delivered a proxy to All American that authorized All American to vote 1,000,000 shares of Common Stock owned by the Reporting Person and the shares of Common Stock issuable upon the exercise of 1,100,000 options held by the Reporting Person (the "Proxy"). The Reporting Person also tendered his resignation (the "Resignation") as Chairman and Chief Executive Officer of the Issuer in connection with the transaction.

         Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person and All American entered into an Escrow Agreement (the "Escrow Agreement") pursuant to which, among other things, the Sold Shares, the Proxy and the Resignation are being held in escrow pending All American's satisfaction of certain conditions, including obtaining the release of certain personal guaranties and liens that were granted by the Issuer's shareholders, including the Reporting Person, in connection with the Issuer's credit facility. If All American fails to satisfy such conditions by October 30, 2003, the Sold Shares, the Proxy and the Resignation shall be returned to the Reporting Person without refund of the $380,000 purchase price.

         Copies of the Stock Purchase Agreement, Proxy, Resignation and Escrow Agreement are attached hereto as exhibits.

         Other than as referred to above, the Reporting Person had no specific plans or proposals that relate to or would result in: (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (3) any change in the present Board of Directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material changes in the Issuer's corporate structure or business; (6) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or

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CUSIP No. 319452 10 8                 13D                      Page 4 of 4 pages


other actions which might impede the acquisition of control of the Issuer by any person; (7) a class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (9) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the direct beneficial owner of 2,100,000 shares of Common Stock (including 1,100,000 shares of Common Stock issuable upon the exercise of options). Consequently, the Reporting Person beneficially owns an aggregate total of 2,100,000 shares of Common Stock, or 12.20% of the Issuer's Common Stock, calculated in accordance with Rule 13d-3.

         (b) The Reporting Person has sole dispositive power of all 2,100,000 shares of Common Stock. The Reporting Person does not have voting power over any shares of Common Stock pursuant to the Proxy.

         (c) The Reporting Person has not effected any transactions in the securities of the Issuer during the past sixty days except as set forth in Items 3 and 4 above.

         (d) No person other than the Reporting Person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by him.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer.

         See Item 4 above.

Item 7.  Material to Be Filed as Exhibits.

         99.1 Stock Purchase Agreement, dated as of July 30, 2003, by and among the Reporting Person, Mark Glatz and All American Companies, Inc.

         99.2 Irrevocable Proxy, dated as of July 30, 2003, by the Reporting Person and Mark Glatz for the benefit of All American Companies, Inc.

         99.3 Escrow Agreement, dated July 30, 2003, by and among, the Reporting Person, Mark Glatz, First Chesapeake Financial Corporation, All American Companies, Inc., Paul Dandridge, John Papandon, Paul Nestico and Klehr, Harrison, Harvey, Branzburg & Ellers LLP (unsigned).

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 DATE: August 20, 2003


                                 By: /s/ Mark Mendelson
                                 ----------------------
                                 Mark Mendelson